Exhibit 4

February 5, 2004

Company Name:	NISSIN CO., LTD.
President:	Kunihiko Sakioka, Representative Director (Tokyo Stock Exchange, First Section, Code: 8571)
Inquiries:	Hitoshi Higaki, Managing Director (Tel: +81-3-3348-2424) (E-mail: info-ir@nissin-f.co.jp)

Notice Regarding Entry into the Leasing Business

This is to notify that NISSIN CO., LTD. (“NISSIN”) has established NIS Lease Co., Ltd., a wholly-owned lease company, to enter into the leasing business. This move is set to further expand NISSIN’s efforts into the field of financial services to business owners.

Over the years, NISSIN has accumulated a vast amount of experience and know-how in the credit services market targeted at owners of small-to-medium sized businesses. NIS Lease Co., Ltd. will effectively utilize this experience and know-how to provide financial services such as leasing, installment plans, and credit insurance for business-to-business transactions (i.e., guarantee of accounts receivable) to the mid-level risk clientele, whose demand has not yet been fulfilled in the current lease market. Through NIS Lease Co., Ltd., NISSIN aims to build a new credit market in Japan.

Capitalizing on the network of its alliance companies including Venture Link Co., Ltd., NISSIN believes that its entry into the leasing business will give itself an opportunity to provide diverse solutions to credit risks associated with commercial transactions of owners of small-to-medium sized businesses, and help the owners of small-to-medium sized businesses to expand their business opportunities and increase their profits.

In the future, NISSIN will continue to be a risk taker for owners of small-to-medium sized businesses with the ultimate objective to become a “top non-banking institution” that society needs.

[Company Profile]
Name:	NIS Lease Co., Ltd.
President:	Toshioki Otani, Representative Director and CEO
Location:	Shinjuku L-Tower 25F, 6-1, Nishi-Shinjuku 1-Chome, Shinjuku-ku, Tokyo
Established:	November 10, 2003
Main Business:	Integrated lease services (including installment plans), rentals, accounts receivable guarantee and other financial services.
Capital:	¥50 million
Number of Issued Shares:	1,000
Shareholder:	NISSIN (100% interest)